SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Altice USA, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

02156K103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156K103	SCHEDULE 13G/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,318,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,365,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,365,550
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 02156K103	SCHEDULE 13G/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 11,318,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 11,365,550
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,365,550
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02156K103	SCHEDULE 13G/A	Page 4 of 6

Item 1.
(a)	Name of Issuer
Altice USA, Inc.

(b)	Address of Issuer's Principal Executive Offices
1 Court Square West Long Island City, NY 11101

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: Two Manhattan West 375 Ninth Avenue, 52nd Floor New York, NY 10001

(c)	Citizenship
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number
02156K103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

As of September 30, 2024:

(a)	Amount beneficially owned:
D. E. Shaw & Co., L.P.:

11,365,550 shares

This is composed of (i) 9,716,215 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,649,335 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

11,365,550 shares

This is composed of (i) 9,716,215 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,649,335 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:
	D. E. Shaw & Co., L.P.:	4.1%
	David E. Shaw:	4.1%

(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the vote:
		D. E. Shaw & Co., L.P.:	-0- shares
		David E. Shaw:	-0- shares

CUSIP No. 02156K103	SCHEDULE 13G/A	Page 5 of 6

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw & Co., L.P.:	11,318,150 shares
	David E. Shaw:	11,318,150 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw & Co., L.P.:	11,365,550 shares
	David E. Shaw:	11,365,550 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member of D. E. Shaw Investment Management, L.L.C. and D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 11,318,150 shares, and the shared power to dispose or direct the disposition of 11,365,550 shares, the 11,365,550 shares as described above constituting 4.1% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 11,365,550 shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02156K103	SCHEDULE 13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. A Power of Attorney, dated August 1, 2024, granted by David E. Shaw in favor of Daniel R. Marcus, is attached hereto.

Dated: November 14, 2024

D. E. Shaw & Co., L.P.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Chief Compliance Officer

David E. Shaw

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Attorney-in-Fact for David E. Shaw